
RECEIVED
MAR 0 1 2002
352
SECTION

SECURITI  ISSION

02019047

50 3-8-02

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SEC FILE NUMBER
~~8-32746~~

8-17741

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/30/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
55 E. 52nd Street
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John K. Egan, CFO (212) 409-6919
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of ABN AMRO Securities LLC (the Company) as of December 31, 2001, is true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the financial statements of the Company are made available to all Company members and allied members of the New York Stock Exchange, Inc.

Ben A. Witt
Ben A. Witt
President

John K. Egan
Chief Financial Officer

Sworn to before me this 28th day of February, 2002

Elizabeth Portalatin
Notary Public

ELIZABETH PORTALATIN
Notary Public, State of New York
No. 24-4971181
Qualified in Kings County
Commission Expires Aug. 27, 2002

This report contains (check all applicable boxes):

(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
( )	(c)	Consolidated Statement of Operations
( )	(d)	Consolidated Statement of Cash Flows
( )	(e)	Consolidated Statement of Changes in Member's Equity
( )	(f)	Consolidated Statement of Changes in Subordinated Borrowings
		Supplemental Information:
( )	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3
( )	(j)	Computation for Determination of PAIB Reserve Requirements for Broker-Dealers
( )	(k)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( )	(l)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x)	(m)	An Oath or Affirmation
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( )	(o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. commodity Exchanges
( )	(p)	Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
ABN AMRO Securities LLC

We have audited the accompanying statement of financial condition of ABN AMRO Securities LLC as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of ABN AMRO Securities LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 28, 2002

ABN AMRO SECURITIES LLC

Statement of Financial Condition

In thousands of dollars	December 31
	2001
Assets	
Cash and Cash Equivalents	$ 19,869
Cash and Securities Segregated for Regulatory Purposes	3,239,648
Receivables:	
Customers	593,340
Brokers, Dealers, and Clearing Organizations	226,458
Affiliates	2,754
Securities Purchased Under Agreements to Resell	15,297
Securities Borrowed	11,680,423
Securities Owned:	
Marketable, at fair value	82,043
Securities pledged as collateral	7,087
Not readily marketable, at estimated fair value	744
Memberships in exchanges, at cost (market value $5,405)	3,845
Other Assets	9,568
Total Assets	$ 15,881,076
Liabilities and Member's Equity	
Liabilities	
Short-term Borrowings	$ 2,671,201
Payables:	
Customers	6,862,953
Brokers, Dealers, and Clearing Organizations	19,756
Affiliates	1,395
Securities Loaned	5,600,441
Securities Sold, Not Yet Purchased	40,304
Other Liabilities	193,007
	15,389,057
Member's Equity	492,019
Total Liabilities and Member's Equity	$ 15,881,076

See Notes to Financial Statements.

1. Organization and Nature of Operations

ABN AMRO Securities LLC (the "Company") is a wholly owned subsidiary of ABN AMRO Incorporated ("AAI" or the "Parent"), which is a wholly owned subsidiary of ABN AMRO WCS Holding Company ("AAWHC"). AAWHC was created November 1, 2001 as a result of a reorganization of the North American operations of ABN AMRO Bank N.V. ("ABN AMRO Bank)". AAWHC is a wholly owned subsidiary of ABN AMRO North America Holding Company ("Holding"), a wholly owned subsidiary of ABN AMRO Bank.

On April 30, 2001, AAWHC acquired the prime brokerage, corporate finance, domestic equities, and futures and options business of ING Barings in North America. Following the acquisition, ABN AMRO Securities LLC was established as a wholly owned subsidiary of AAI. The Company is a registered broker-dealer with the Securities and Exchange Commission and is engaged primarily in the securities brokerage, market making, securities lending, and investment banking businesses.

2. Summary of Significant Accounting Policies

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities and Derivative Transactions

Proprietary securities, including derivative contracts held or issued for trading purposes, are recorded on a trade-date basis at fair value. Fair value is generally based on quoted market prices. If quoted prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair values is determined based upon other relevant factors, including dealer price quotations, pricing models, or quoted prices for instruments with similar characteristics. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Customer securities transactions are recorded on a settlement date basis.

Securities Borrowed and Loaned

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received in connection with the transactions plus accrued interest. Securities borrowed transactions require the Company to deposit collateral in the form of cash, or securities, with the lender. The Company receives collateral in the form of cash, or securities, for securities loaned transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or provides additional cash or securities as necessary to ensure such transactions are adequately collateralized.

Securities borrowed from affiliates aggregated approximately $89.8 million at December 31, 2001, while securities loaned to affiliates aggregated approximately $627.0 million.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell ("resale agreements"), which are treated as financing transactions for financial reporting purposes, are collateralized primarily by U.S. government and agency securities, and are carried at the amounts for which the securities will subsequently be resold, plus accrued interest. It is the Company's policy to take possession of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize securities purchased under agreements to resell. The Company monitors the fair value of the underlying positions on a daily basis as compared to the related receivable balances, including accrued interest. The Company requires counterparties to deposit additional collateral, as necessary, to ensure that the market value of the underlying collateral remains sufficient.

Resale agreements with affiliates at December 31, 2001 were approximately $3.2 billion.

At December 31, 2001, the Company had qualified resale agreements in the amount of $3.2 billion segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission reflected in cash and securities segregated for regulatory purposes on the Statement of Financial Condition.

Income Taxes

The Company is part of a group of businesses and entities that file a consolidated Federal income tax return. Furthermore, the Company is a wholly owned limited liability company which is treated as a division of AAI for federal and state local income tax purposes. Therefore, no deferred tax assets or liabilities are reflected in the financial statements.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on the Company's Statement of Financial Condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, receivables from and payables to affiliates and customers, short-term borrowings. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2001 consist of the following:

(in thousands)	Receivable	Payable
Securities failed-to-deliver / receive	$ 20,548	$ 19,756
Receivable from clearing organizations	150,156	-
Receivable from clearing brokers	55,754	-
	$ 226,458	$ 19,756

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations (continued)

These amounts arise from securities transactions executed for customers or the proprietary trades of the Company. The Company may be exposed to credit risk associated with these transactions in the event its clearing agents or customers are unable to satisfy their contracted obligations.

The Company clears its futures and options trades through AAI, an affiliate. Included within the receivable from clearing organization and receivable from clearing brokers balances shown above are balances of $138,474 and $36,347 respectively, with AAI at December 31, 2001.

4. Receivable From and Payable to Customers

In the normal course of business, the Company's clearance activities involve the execution, settlement, and financing of various broker-dealer and customer securities, and derivative transactions (collectively, customer transactions). Customer transactions are executed on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of option contracts. The Company also executes customer transactions in the purchase and sale of options and futures contracts (including options on futures), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to risk in the event the collateral is not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to liquidate the customer's position and to purchase or sell the customer's collateral at then-prevailing market prices.

The Company requires its customers to maintain margin collateral in compliance with various regulatory requirements. Margin levels are monitored daily, and customers may be required to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge securities as collateral in support of various financing sources such as bank loans and securities loaned. Additionally, the Company pledges securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to return customer securities pledged as collateral, the Company may be required to purchase the securities at then-prevailing market prices in order to satisfy its obligations. Customers may be required to provide additional collateral in the event of excess market exposure.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2001 consisted of the following:

(in thousands of dollars)	Securities owned	Securities sold, not yet purchased
Common and preferred stocks	$ 6,180	$ 31,461
Corporate obligations	75,458	7,681
U.S. government and agency securities	4,978	-
Options	2,514	1,162
	89,130	40,304
Not readily marketable	744	-
Total	$ 89,874	$ 40,304

Securities sold, not yet purchased, involve an obligation to purchase such securities at a future date. The Company will incur a loss if the market value of the securities sold, not yet purchased subsequently increases.

5. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, or that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities of the Company.

Included in securities owned at December 31, 2001 are securities owned, pledged to creditors with a carrying value of $7.1 million that represent proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

6. Collateral

The Company enters into secured borrowing and lending transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. The Company primarily receives collateral in connection with securities borrowed transactions and resale agreements. The Company is generally permitted to sell or repledge these securities held as collateral and to use the securities to enter into securities lending transactions or to deliver to counterparties to cover short positions. At December 31, 2001, the fair value of securities received as collateral where the Company was not permitted to sell or repledge the securities was approximately $5.8 billion. The fair value of securities received as collateral where the Company was permitted to sell or repledge the securities was approximately $8.6 billion, all of which was sold, repledged, or delivered to counterparties to cover short positions at December 31, 2001.

7. Short-Term Borrowings and Line of Credit

An unsecured revolving line of credit of $3.0 billion is available to the Company from ABN AMRO Bank. Interest accrues at the Federal Funds rate plus 1/8%. At December 31, 2001, approximately $2.7 billion had been drawn on the unsecured revolving line of credit at a weighted average interest rate of 3.35% and is reflected as short-term borrowings on the Statement of Financial Condition.

8. Restructuring Charge

During 2001, the Company recorded a restructuring charge of $59.1 million. The charge represents severance and other involuntary employee separation costs related to the workforce reduction of approximately 70 employees. As of December 31, 2001, the Company has a liability of $57.2 million for the expected future cash outlays related to this charge included in other liabilities on the Statement of Financial Condition.

9. Benefit Plans

All employees meeting certain eligibility requirements participate in a noncontributory, defined benefit pension plan. In addition, employees are also eligible to participate in a 401(k) plan. Under the plan, employee contributions are partially matched by the Company.

10. Leases

The Company leases space for their principal facilities and in other buildings. The leases generally are renewable, non-cancelable, and provide for the payment of real estate taxes and certain other occupancy expenses.

(In thousands of dollars)	2002	2003	2004	2005	2006	2007+	Aggregate Total
Future Rental Commitments							
For All Leases	$39.5	$38.4	$38.6	$38.8	$37.8	$194.2	$387.3

11. Commitments and Contingencies

Although the Company is a defendant in various legal proceedings arising in the ordinary course of its business, there are no legal proceedings that, in the opinion of management and counsel, would have a material impact on the statement of financial condition.

12. Related Party Transactions

In the ordinary course of business, the Company has transactions with its U.S. and global affiliates. The Company provides securities execution, securities lending, and clearing services to affiliates. Affiliates provide data processing, operational, and other support services to the Company.

13. Regulatory Requirements

ABN AMRO Securities LLC is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 and has elected to compute its net capital requirements under the alternative method as permitted by the Rule. This method requires a broker-dealer to maintain net capital equal to the greater of 2% of aggregate debit items arising from customer transactions or 4% of the funds required to be segregated pursuant to the Commodity Exchange Act, as defined. At December 31, 2001 net capital of approximately $450.1 million was approximately $370.9 million in excess of required net capital.

As a clearing broker-dealer, and pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB calculation is completed in order for the correspondent firms for which the Company provides clearing services to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2001, the date of the regulatory calculation, the Company's reserve requirement related to the PAIB calculation was $8.6 million. Additionally, at December 31, 2001, the Company had $9.5 million of cash on deposit in a Special Reserve Bank Account which is reflected in cash and securities segregated for regulatory purposes on the Statement of Financial Condition.

14. Subsequent Event (Unaudited)

The Company will legally merge with AAI on or about March 1, 2002. At the time of the merger, all of the Company's accounts will be transferred to AAI and it will cease to exist as a separate legal entity.


RECEIVED
MAR 0 1 2002
SECTION

Statement of Financial Condition
ABN AMRO Securities LLC

December 31, 2001
with Report of Independent Auditors

